                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                          DATATRAK INTERNATIONAL, INC.
                                (Name of Issuer)

                          DATATRAK INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   238134 10 0
                      (CUSIP Number of Class of Securities)

                   Dr. Jeffrey A. Green                                                   Copy to:
          President and Chief Executive Officer
               DataTRAK International, Inc.                                        Thomas F. McKee, Esq.
                 20600 Chagrin Boulevard                                       Calfee, Halter & Griswold, LLP
                  Cleveland, Ohio 44122                                       1400 McDonald Investment Center
                      (216) 921-6505                                           800 Superior Ave., Suite 1400
 (Name, Address and Telephone Number of Person Authorized                          Cleveland, Ohio 44120
  to Receive Notices and Communications on Behalf of the                               (216) 622-8200
               Person(s) Filing Statement)

                                  JULY 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

----------------------------------------------------------------------------------------------------------------------
                       Transaction
                        Valuation                                             Amount of Filing Fee
----------------------------------------------------------------------------------------------------------------------
                    $19,800,000.00 (1)                                            $3,960.00 (2)
----------------------------------------------------------------------------------------------------------------------

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of 3,300,000 Common Shares of DataTRAK International, Inc. at $6.00 per share.

(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:   Not applicable.    Filing party: Not applicable.
         Form or registration no.: Not applicable.    Date filed:   Not applicable.

ITEM 1.  SECURITY AND ISSUER.

         (a) The issuer of the securities to which this statement relates is DataTRAK International, Inc., an Ohio corporation (the "Company"). The Company's principal executive offices are located at 20600 Chagrin Boulevard, Cleveland, Ohio 44122.

         (b) The securities being sought are up to 3,300,000 of the Company's Common Shares, without par value (the "Shares") (or such lesser number of shares as are properly tendered), at a price of $ 6.00 per Share, net to the sellers in cash (the "Purchase Price"). As of July 9, 1999, 6,465,872 of the Shares were outstanding. In its Offer to Purchase, dated July 12, 1999 (the "Offer to Purchase"), the Company reserved the right to purchase more than 3,300,000 Shares, but has no current intention of doing so. The Offer to Purchase and the related Letter of Transmittal (which, as they may be amended from time to time, are collectively referred to herein as the "Offer") are attached hereto as Exhibits (a)(1) and (a)(2). Reference is hereby made to the Introduction of the Offer to Purchase, which Introduction is incorporated by reference herein. The Offer to Purchase is being made to all holders of Shares, including executive officers, directors and affiliates of the Company. The Company has been advised that Mr. Black, an executive officer of the Company, has reserved the right to tender up to 10,000 Shares pursuant to the Offer, but has not yet decided whether to do so. Further, the Company has been advised that certain of its Directors and executive officers holding an aggregate of 1,025,752 Shares have reserved the right to tender Shares pursuant to the Offer, but have not yet decided whether to do so. Reference is hereby made to
                  Section 10, "Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference. The Company does not anticipate that the Directors or executive officers will inform the Company if and when any decision to tender Shares is made. The Company will not supplement or amend the Offer if any such Directors or executive officers actually tender Shares in the Offer.

         (c) Reference is hereby made to Section 7, "Price Range of Shares," of the Offer to Purchase, which Section is incorporated by reference herein.

         (d)      Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Reference is hereby made to Section 8, "Source and Amount of Funds," of the Offer to Purchase, which Section is incorporated by reference herein.

         (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         Reference is hereby made to the Introduction and Section 2, "Purpose of the Offer; Certain Effects of the Offer," of the Offer to Purchase, which Introduction and Section are incorporated by reference herein.

         (a)      None.

         (b)      None.

         (c)      None.

         (d) Dr. Alan G. Walton and Mr. Herbert L. Hugill have announced their intentions to resign from the Board of Directors of the Company following the Company's annual meeting of shareholders for 1999.

         (e)      None.
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         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         Reference is hereby made to Section 10, "Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Reference is hereby made to Section 10, "Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Reference is hereby made to the Introduction and Section 15, "Fees and Expenses," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

         (a) Reference is hereby made to Section 9, "Certain Information about the Company; Recent Developments; Historical and Pro Forma Financial Information," of the Offer to Purchase, which
                  Section is incorporated herein by reference. The related consent of Ernst & Young LLP is filed as Exhibit (a)(9) to this Schedule 13E-4.

         (b) Reference is hereby made to Section 9, "Certain Information about the Company; Recent Developments; Historical and Pro Forma Financial Information," of the Offer to Purchase, which
                  Section is incorporated herein by reference. The related consent of Ernst & Young LLP is filed as Exhibit (a)(9) to this Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b) Reference is hereby made to Section 12, "Certain Legal Matters; Regulatory Approvals," of the Offer to Purchase, which Section is incorporated herein by reference.

         (c) Reference is hereby made to Section 11, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," which Section is incorporated herein by reference.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Letter to Shareholders from Dr. Jeffrey A Green, President and Chief Executive Officer of the Company, dated as of July 12, 1999.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8)   Press Release dated as of July 12, 1999.

         (a)(9)   Consent of Ernst & Young LLP.

         (a)(10)  Acknowledgement of Ernst & Young LLP.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 12, 1999               DATATRAK INTERNATIONAL, INC.

                                   By:  /s/ Terry C. Black
                                        Mr. Terry C. Black
                                        Vice President of Finance, Chief
                                          Financial Officer, Treasurer and
                                          Assistant Secretary

                                INDEX TO EXHIBITS


         (a)(1)   Offer to Purchase.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Letter to Shareholders from Dr. Jeffrey A Green, President and Chief Executive Officer of the Company, dated as of July 12, 1999.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8)   Press Release dated as of July 12, 1998.

         (a)(9)   Consent of Ernst & Young LLP.

         (a)(10)  Acknowledgement of Ernst & Young LLP.